    As filed with the Securities and Exchange Commission on December 13, 2002
                                                     Registration No. 333-101253

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 _______________



                              PEOPLES BANCORP INC.
             (Exact name of Registrant as specified in its charter)
                                 _______________

              OHIO                                         31-0987416
       (State or other jurisdiction                       (I.R.S. Employer
  of incorporation or organization)                  Identification Number)


                     138 PUTNAM STREET, MARIETTA, OHIO 45750
                                 (740) 373-3155
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
                                 _______________

                   CHARLES R. HUNSAKER, ESQ., GENERAL COUNSEL
                              PEOPLES BANCORP INC.
                                138 PUTNAM STREET
                              MARIETTA, OHIO 45750
                                 (740) 374-6109
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:

      CHARLES S. DEROUSIE, ESQ.                       JOHN E. FREECHACK, ESQ.
    ELIZABETH TURRELL FARRAR, ESQ.                   SARAH M. BERNSTEIN, ESQ.
 VORYS, SATER, SEYMOUR AND PEASE LLP        BARACK FERRAZZANO KIRSCHBAUM PERLMAN
          52 EAST GAY STREET                          & NAGELBERG LLC
         COLUMBUS, OHIO 43215                 333 WEST WACKER DRIVE, SUITE 2700
            (614) 464-6400                            CHICAGO, ILLINOIS 60606
                                                        (312) 984-3100

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                     _______________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 2002


PROSPECTUS

                                1,200,000 SHARES

                             [LOGO PEOPLES BANCORP]

                                 COMMON SHARES


     We are offering 1,200,000 of our common shares. Our common shares are traded on The Nasdaq National Market under the symbol "PEBO." The last reported sale price for our common shares on The Nasdaq National Market on December 11, 2002 was $25.25 per share.


     INVESTMENT IN OUR COMMON SHARES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10 BEFORE YOU MAKE YOUR INVESTMENT DECISION.


                                                                             PER SHARE             TOTAL
                                                                             ---------             -----
Price to Public........................................................      $ _______           $ _______

Underwriting Discount..................................................      $ _______           $ _______

Proceeds, before expenses, to Peoples Bancorp Inc......................      $ _______           $ _______


     The underwriters may also purchase up to an additional 180,000 common shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     The underwriters expect to deliver the common shares to purchasers against payment in New York, New York on or about _________, 2002, subject to customary closing conditions.

                                 --------------

                        SANDLER O'NEILL & PARTNERS, L.P.

                                 --------------


                The date of this prospectus is __________, 2002.

         [MAP PEOPLES BANK LOCATIONS AND KENTUCKY BANK & TRUST OFFICES]

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
Prospectus Summary.........................................................................................        1
Risk Factors...............................................................................................       10
Cautionary Statement Regarding Forward-Looking Statements..................................................       16
Use of Proceeds............................................................................................       17
Price Range of our Common Shares and Dividends.............................................................       17
Capitalization.............................................................................................       19
Management ................................................................................................       20
Description of our Common Shares ..........................................................................       23
Underwriting...............................................................................................       26
Legal Matters..............................................................................................       28
Experts....................................................................................................       28
Where You Can Find More Information........................................................................       28
Documents Incorporated by Reference........................................................................       29

                    _______________________________________


  You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of common shares. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common shares to cover over-allotments.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus, as well as our financial statements and other information that are incorporated by reference in this prospectus, before making a decision to invest in our common shares. Unless the context requires otherwise, the terms "Peoples," "we," "us," and "our" refer to Peoples Bancorp Inc. and our subsidiaries and the term "Peoples Bank" refers to our banking subsidiary Peoples Bank, National Association.

                              PEOPLES BANCORP INC.

     We are a financial holding company organized in 1980, with origins in the Mid-Ohio Valley dating back to 1902. At September 30, 2002, we had total assets of $1.4 billion, total loans of $867.6 million, total deposits of $951.7 million, and total stockholders' equity of $111.8 million.

     Our principal operating subsidiary, Peoples Bank, is a full service community bank that provides an extensive array of financial products and services designed to satisfy customer demands for high quality. In addition to traditional banking products, we offer personal trust services and insurance and investment products through 45 financial service locations and 30 automated teller machines (ATMs) in Ohio, West Virginia and Kentucky, as well as through banking by phone and internet-based banking. Peoples Bank also offers a full range of life, property and casualty insurance products through Peoples Insurance Agency, Inc., and provides customer-tailored solutions for asset management needs through its Peoples Financial Advisors division.

     We have a strong record of performance and growth. In 2002, we were listed in The Staton Institute's America's Finest Companies(R), an investment directory of 311 publicly-traded companies, out of a total of approximately 19,000 publicly-traded companies, with at least ten consecutive years of growth in earnings and/or dividends per share. We were also ranked fourth on The Staton Institute's "Super 50 Team," which is reserved for companies with at least 50 years of growth in earnings per share and/or dividends. In 2002, The Cleveland Plain Dealer recognized us as a "Top 100" company, an annual list of the best publicly-traded companies headquartered in Ohio, placing us 52nd among all publicly-traded companies headquartered in Ohio, based on key performance indicators such as return on equity, revenue growth and other financial ratios.

     RECENT EVENTS

     We agreed on November 29, 2002, to acquire Kentucky Bancshares Incorporated. Kentucky Bancshares owns and operates one banking subsidiary, Kentucky Bank & Trust, which is headquartered in Russell, Kentucky and operates five financial service locations in Boyd and Greenup Counties in Kentucky. These locations will become Peoples Bank financial service locations upon completion of the transaction, which will enhance our presence in the northeastern area of Kentucky. The acquisition of Kentucky Bancshares is expected to be immediately accretive to our earnings per share and book value per share.

     At September 30, 2002, Kentucky Bancshares had total assets of $127.2 million, total loans of $77.3 million, total deposits of $96.2 million and total stockholders' equity of $17.4 million as well as approximately $189 million of trust assets under management.

     Under our agreement with Kentucky Bancshares, we have agreed to acquire all of the issued and outstanding common shares of Kentucky Bancshares with consideration consisting of a combination of cash and our common shares. In exchange for the Kentucky Bancshares common shares, the agreement provides the shareholders of Kentucky Bancshares with an option to elect to receive cash, our common shares, or a combination of both. The aggregate consideration to be paid to the shareholders of Kentucky Bancshares in the transaction is not expected to exceed $31.4 million, of which approximately half would be paid in cash and approximately half in our common shares, depending upon the elections made by Kentucky Bancshares' shareholders and the market price of our common shares. In the event the Kentucky Bancshares shareholders elect to receive our common shares, the number of common shares issuable by us in the transaction will range between 461,627 and 609,348 common shares as determined by the average daily closing price of our common shares, as reported on The Nasdaq National Market, for the 30 consecutive trading days ending at the close of business on the fifth trading day before the Kentucky Bancshares acquisition is consummated. The minimum number of common shares would be issued if the average share price were $33.00 or more and the maximum number would be issued if the average share price were $25.00 or less. We have not determined the manner in which we will fund the cash portion of the consideration for the Kentucky Bancshares acquisition. We intend to explore various long-term and short-term financing alternatives, including the use of a portion of the proceeds from this offering as a short-term source of funds.

     The Kentucky Bancshares acquisition will be subject to regulatory approvals, approval by the shareholders of Kentucky Bancshares and other customary closing conditions and is expected to be consummated in the second quarter of 2003.

     WE WILL FILE A REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS REGARDING THE PROPOSED ACQUISITION OF KENTUCKY BANCSHARES WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN CONNECTION WITH THE PROPOSED TRANSACTION WITH KENTUCKY BANCSHARES. KENTUCKY BANCSHARES SHAREHOLDERS ARE URGED TO READ THE FORM S-4, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SHAREHOLDERS OF KENTUCKY BANCSHARES SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION.

     OUR MARKET AREA

     We have expanded from our roots in Washington County, Ohio, where we maintain nine financial service locations, to a market area that encompasses 17 counties and 80,000 customer relationships in southeastern Ohio and neighboring areas of Kentucky and West Virginia, focusing on non-major urban areas. If consummated, the acquisition of Kentucky Bancshares will result in the acquisition of four financial service locations in Greenup County, Kentucky and one financial service location in Boyd County, Kentucky, enhancing our presence in the northeastern area of Kentucky and expanding our customer base in that portion of our market.

     We believe that one of the strengths of our market area is its diverse economic base. No single industry or employer dominates our market area. The wide variety of principal industries in our market area include:

     o health care, education and social-services, which account for approximately 22.3% of the work force;

     o manufacturing, including metals, plastics, petrochemical and automobile-related manufacturing, and oil, gas and coal production, which accounts for approximately 14.9% of the work force;

     o retail trade, which accounts for approximately 13.7% of the work force;

     o arts, entertainment, recreation, accommodation and food services, which account for approximately 7.5% of the workforce; and

     o    construction, which accounts for approximately 7.2% of the workforce.

       DuPont Chemicals and CSX, a freight transportation company, two of the largest employers in our market area, employ approximately 2,500 and 2,300 people, respectively. Hospitals and medical centers, including Marietta Memorial Hospital in Washington County, Ohio and Kings Daughters Hospital and Medical Center in Boyd and Greenup Counties, Kentucky, represent the largest employers in many of the counties we serve. In addition, Ohio University in Athens County, Ohio, with an enrollment of approximately 20,000 students, and Marshall University in Cabell County, West Virginia, with an enrollment of approximately 16,000 students, are among the many colleges and universities in our market area that are significant employers. As a result of this diverse economic base, we believe that our market area is largely insulated from some of the fluctuations of national economic cycles.

     We have established loan production offices and a full-service banking office in Licking and Fairfield Counties in central Ohio that we believe provide business opportunities for us in some of Ohio's fastest growing communities, including opportunities to expand our deposit share in these markets through de novo branching and acquisitions. The population in Fairfield County grew 18.3% in the ten years ended December 2000, while the population in Licking County grew 13.3% in the same period. We believe growth in these counties can be attributed to their proximity to Franklin County, where urban growth in Columbus, the state capital, has extended into nearby Licking and Fairfield Counties.

     COMPETITIVE STRENGTHS

     We believe the following operating strengths set us apart from our competitors and position us for further growth:

     o    Growth and Acquisitions

     We have grown through a combination of internal and external growth. In addition to our core organic growth, we have undertaken a controlled and steady expansion and acquisition strategy. Since 1995, we have opened seven de novo banking branches in our market area and have completed five branch acquisitions, four bank or thrift acquisitions and one insurance agency acquisition. In the aggregate, since 1995, we have acquired $398 million of deposits, $343 million of assets, including $136 million of loans, and 18 sales offices. These acquisitions produced benefits, such as an expansion of our customer base, and provided new opportunities to integrate our non-traditional products and services, such as insurance and investments, with the traditional banking products currently offered to clients in our markets. These acquisitions also enabled us to expand into new markets. Our most recent acquisition of First Colony Bancshares, Inc. in June 2002 resulted in the acquisition of five full-service offices in Guernsey and Belmont Counties in Ohio. If completed, the acquisition of Kentucky Bancshares will result in the acquisition of five financial service locations in Boyd and Greenup Counties in Kentucky.

     In the past, we have integrated our acquisitions and continued to grow our operations. For the period beginning December 31, 1996 and ending December 31, 2001:

     o    our assets grew at a 14.1% compound annual rate;

     o    our stockholders' equity grew at a 10.8% compound annual rate;

     o    our net income grew at a 10.0% compound annual rate;

     o    our earnings per share grew at a 9.0% compound annual rate;

     o    our annual return on average assets averaged 1.16%; and

     o    our annual return on average stockholders' equity averaged 13.79%.

     For the most recent nine months ended September 30, 2002, our return on average assets was 1.45% and our return on average stockholders' equity was 17.94%.

     We routinely explore opportunities for additional growth and expansion of our core financial services business. We believe that the additional capital provided by this offering will enable us to enhance our franchise value by positioning us to take advantage of expansion opportunities in and around our current market area, including the area served by Kentucky Bancshares if that acquisition is completed. As with prior acquisitions, our evaluation of future acquisitions will focus primarily on enhancing our earnings potential and stockholder value.

     o    Full-service Customer Relationships

     We believe that we have established a franchise based on our dedication to full-service customer relationships. We offer a broad range of financial services designed to provide convenience to our customers. We operate through 45 financial service locations in three states, provide electronic services through our network of 30 ATMs and award-winning internet banking services, and provide one-to-one banking through our group of professional service associates. In late 2001, we introduced Overdraft Privilege, which significantly increased net revenues, and particularly non-interest income, and enhanced our demand deposit account offering.

     We believe that our customer service approach allows us to serve customer needs more quickly and to develop closer trust relationships than larger national financial services firms. At the same time, we offer more technology, products and services than many of our smaller competitors, including e-services such as electronic bill pay and imaging services, debit cards, telephone banking and internet banking. In 2001, we received national recognition from Microbanker Online for outstanding implementation of remote banking applications, and for exhibiting innovative use of technology to improve customer service.

     In addition to offering a wide variety of traditional banking products and services, Peoples Bank offers a full range of life, property and casualty insurance products to customers in our markets through Peoples Insurance Agency, Inc., and provides customer-tailored solutions to meet the fiduciary needs, investment alternatives, financial planning, retirement plans and other asset management needs of our customers through Peoples Financial Advisors, a division of Peoples Bank. Furthermore, as part of our effort to provide complete financial services to our customers, an unaffiliated registered broker/dealer located at Peoples Bank offices offers brokerage services to our customers.

     Revenue generated by Peoples Financial Advisors and Peoples Insurance Agency have contributed to the increase in our non-interest income. We expect that their contribution will grow as we continue to integrate their products and services into our primary product and service offering to retail and business customers.

     o    Asset Quality

     We have successfully grown our loan portfolio while at the same time maintaining high credit quality. Peoples Bank originates various types of loans including commercial, financial and agricultural loans ("commercial loans"), real estate loans (both commercial and residential) and consumer loans, focusing primarily on lending opportunities in central and southeastern Ohio, northern West Virginia and northeastern Kentucky. At September 30, 2002, commercial loans totaled $386.4 million, or 44.5% of our total loan portfolio, real estate loans totaled $361.5 million, or 41.7% of total loans, and consumer loans (including credit card balances) totaled $119.7 million, or 13.8% of total loans. We believe our significant lending experience and our hands-on, collateral based approach to developing and managing our commercial lending relationships has resulted in low levels of nonperforming assets and net chargeoffs.

     o The ratio of net loan chargeoffs to average total loans was 0.34% for the nine months ended September 30, 2002.

     o The ratio of nonperforming assets to total assets was 0.56% at September 30, 2002.

     o The ratio of nonperforming loans to total loans was 0.87% at September 30, 2002.

     OUR STRATEGY

     Our objective is to be a leading financial services provider in the markets we serve while maintaining a long-term focus on core earnings growth, asset quality and commitment to serving the communities in which we operate. We currently target annual return on stockholders' equity of 15% to 16% and growth in earnings per share of 7% to 10%. Our goal is to reduce our reliance on net interest income, and thus the interest rate environment, to drive earnings growth. We plan to accomplish this goal by reducing our interest expense through growth of non-interest bearing and low-interest bearing deposits and expanding non-interest income opportunities in both traditional and non-traditional areas of our business. Our current target for non-interest income as a percent of operating expenses is 50%. We believe that the strategies discussed below will assist us in achieving these goals by improving our non-interest income as a percentage of non-interest expense and increasing our loan production while maintaining asset quality.

     o Growing core deposits, particularly non-interest bearing and low-interest bearing deposits.

     In an effort to reduce our reliance on net interest margins and the interest rate environment, we will continue to focus on growing non-interest bearing and low-interest bearing deposits. We have taken steps in the last few years to develop demand deposit accounts (DDAs) and low-interest bearing account products that are attractive to customers in our markets. Our customers demand speed, accuracy, convenience, and access choices for their DDAs. We offer a network of 30 ATMs in three states, debit cards, internet banking and electronic bill pay, imaging technology for imaged monthly statements and telephone banking. We also offer our customers a variety of accounts and discounts for multiple product relationships and continue to explore new ways to enhance our DDA offerings. Our DDA offerings and emphasis on convenience and technology that works for the customer is the anchor upon which we will continue to expand into other financial products such as loans, investments and insurance.

     o    Continuing to build full-service customer relationships.

     Our operating strategy is to continue to build on the community banking franchise we have developed by focusing on building profitable customer relationships through high quality customer service. Our strategy is designed to deliver integrated financial services, from banking to investments to insurance, through a needs-based profiling process that aims to optimize long-term revenues generated from each customer relationship. We strive to be each customer's primary financial services provider. With our wide array of financial products and services, this requires a seamless, team-oriented approach to customer service.

     Our sales associates are trained to identify and fulfill each customer's specific financial needs. In the last year, we embarked on a team approach to customer service to enhance our ability to deliver professional investment and insurance advisory services to the markets we serve. This new team approach, to be fully implemented in 2003 and delivered initially through Peoples Financial Advisors, entails penetrating our markets with our primary salespeople, who are licensed to sell investments and insurance, together with a team of service associates trained to provide additional advice and services for more complex transactions. Fiduciary, investment and insurance revenues now comprise nearly 31% of our non-interest income, and represent a growth opportunity as more customers are introduced to our products and services. We believe that the investment and insurance expertise we offer our customers differentiates us from many competitors who we believe focus on selling specific products versus our holistic approach to growing and protecting customers' wealth.

     We will continue to enhance the customer experience and improve the quality of our marketing data through investments in processes and technology, which will enable referrals to flow more freely among associates. In particular, we anticipate making an investment in Customer Relationship Management and other information systems and processes in late 2002 and early 2003 that will enhance our client contact management, data mining, customer and product profitability information and marketing.

     o    Maintaining a strong credit culture while continuing to grow.

     Our experienced loan team has developed stringent credit underwriting guidelines and policies designed to maintain strong asset quality, while growing our commercial and real estate loan portfolios. Our loan review department has developed a comprehensive risk management system for measuring the adequacy of our allowance for loan losses and forecasting net chargeoffs. Despite recent economic conditions that challenge the financial industry's ability to predict net chargeoffs, we believe our strong credit culture and knowledge of our customer base position us to meet our goals. At September 30, 2002, our ratio of nonperforming loans to total loans was 0.87%, and our allowance for loan losses as a percentage of nonperforming loans was 171%. In addition, we have established a strong network of banks with which we participate in originating commercial loans, providing the opportunity to diversify the geographic and industry risk in our portfolio.

      In the past 15 years, we have established a successful track record of integrating new sales locations and associates into our culture of profitable customer service. We plan to continue to supplement our internal growth through de novo branching and acquisitions, such as the proposed acquisition of Kentucky Bancshares, while maintaining our consistent historical profitability.

     At September 30, 2002, we had 458 full-time equivalent employees. Our principal executive office is located at 138 Putnam Street, Marietta, Ohio 45750, and our telephone number is (740) 373-3155. Our common shares are traded on The Nasdaq National Market under the symbol PEBO, and our website is www.peoplesbancorp.com (this uniform resource location (URL) is an inactive textual reference only and is not intended to incorporate our website into this prospectus).

                                  THE OFFERING

Common shares offered.........................       1,200,000(1)


Common shares outstanding after
  this offering...............................       9,121,327(2)



Net proceeds..................................       We estimate that the net
                                                     proceeds from this offering
                                                     will be approximately
                                                     $28.1 million without the
                                                     underwriters'
                                                     over-allotment option,
                                                     assuming a public offering
                                                     price of $25.25 per share
                                                     (based upon the last sale
                                                     price on December 11,
                                                     2002).


Use of proceeds...............................       We intend to use
                                                     approximately $15 million
                                                     of the net proceeds to
                                                     increase Peoples Bank's
                                                     capital position. The
                                                     remaining proceeds will be
                                                     used for general corporate
                                                     purposes, which may
                                                     include the repayment of
                                                     outstanding indebtedness,
                                                     mergers, acquisitions and
                                                     other strategic
                                                     investments.

Nasdaq National Market symbol.................       PEBO

---------------

(1) The number of common shares offered assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,380,000 common shares.


(2) The number of common shares outstanding after the offering is based on the number of common shares outstanding as of December 11, 2002, and excludes:



     - an aggregate of 1,049,069 common shares reserved for issuance under our stock option plans, of which options to purchase 594,306 common shares at a weighted average exercise price of $15.833 have been granted and remained outstanding as of December 11, 2002; and


     - common shares that would be issued if the Kentucky Bancshares acquisition is completed, which could be in a range between 461,627 common shares and 609,348 common shares, depending on the market price of our common shares over a prescribed time period prior to consummation of the acquisition.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 10 for a discussion of the risks related to an investment in our common shares.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2001, have been derived from our audited consolidated financial statements. The selected financial data presented below as of and for the nine-month periods ended September 30, 2002 and September 30, 2001, are derived from our unaudited consolidated financial statements, and reflect all adjustments (which include normal recurring accruals) necessary to present fairly such information as of or for such nine-month periods. All share and per share data have been adjusted for two 10% stock dividends, issued on June 28, 2002 and September 12, 2001. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2002. Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

                                  AT OR FOR THE NINE
                                        MONTHS
                                  ENDED SEPTEMBER 30,                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                               --------------------------  ----------------------------------------------------------------
                                   2002          2001         2001         2000           1999         1998         1997
                               ------------   ----------   ----------   -----------    -----------  -----------  ----------
                                                      (Dollars in thousands, except per share data)
STATEMENT OF FINANCIAL CONDITION
DATA (AT END OF PERIOD):
Total assets.................  $  1,358,321   $1,171,316   $1,193,966   $ 1,135,834    $1,075,450   $  880,284   $  758,158
Loans, net of unearned
    interest.................       867,627      756,183      772,856       736,965       659,883      567,917      521,570
Allowance for loan losses....        12,886       12,285       12,357        10,930        10,264        9,509        8,356
Investment securities........       380,600      308,528      330,364       330,521       328,306      235,569      174,291
Total intangible assets......        29,629       17,555       17,010        17,848        20,154       22,116       12,796
Total deposits...............       951,738      842,585      814,368       757,621       728,207      714,168      611,107
Federal funds purchased
    and securities sold under
    repurchase agreements....        33,350       25,833       23,752        54,729        64,989       31,814       30,811
Advances from FHLB...........       204,180      168,816      222,948       201,597       170,388       38,664       27,327
Guaranteed preferred
    beneficial
    interest in junior
    subordinated
    debentures...............        29,068       29,047       29,056        29,021        28,986            -            -
Stockholders' equity.........       111,800       93,962       93,854        83,194        72,874       86,014       78,818

STATEMENT OF OPERATIONS DATA:
Total interest income........  $     62,310   $   65,568   $   86,107   $    85,129    $   72,346   $   63,645   $   53,836
Total interest expense.......        24,502       33,679       42,974        44,839        34,258       30,497       25,216
                               ------------   ----------   ----------   -----------    ----------   ----------   ----------
    Net interest income......        37,808       31,889       43,133        40,290        38,088       33,148       28,620
Provision for loan losses....         3,023        2,025        2,659         2,322         1,878        2,325        2,589
                               ------------   ----------   ----------   -----------    ----------   ----------   ----------
 Net interest income after
   provision
   for loan losses...........        34,785       29,864       40,474        37,968        36,210       30,823       26,031
 Non-interest income.........        11,070        6,894       10,650         8,910         7,374        7,224        5,927
 Non-interest expense........        27,526       24,236       33,412        31,044        28,042       23,262       19,254
    Income before income taxes       18,329       12,522       17,712        15,834        15,542       14,785       12,704
Income taxes.................         5,020        3,724        5,377         4,708         4,824        4,740        4,099
                               ------------   ----------   ----------   -----------    ----------   ----------   ----------
Income before extraordinary
   gains.....................        13,309        8,798       12,335        11,126        10,718       10,045        8,605
Extraordinary gains, net of
   tax.......................           410                         -             -             -            -            -
Net income...................  $     13,719   $    8,798   $   12,335   $    11,126    $   10,718   $   10,045   $    8,605
                               ============   ==========   ==========   ===========    ==========   ==========   ==========



                                     AT OR FOR THE NINE
                                           MONTHS
                                     ENDED SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------        -----------------------------------------------------------
                                      2002         2001          2001          2000         1999         1998         1997
                                     ------       ------        ------        ------       ------       ------       ------
                                            (Dollars in thousands, except per share data)
 PER SHARE DATA:
 Earnings per share - basic
    Income before extraordinary
      gain......................     $ 1.69       $ 1.11        $ 1.56        $ 1.41       $ 1.29       $ 1.19       $ 1.13
    Net income..................       1.74         1.11          1.56          1.41         1.29         1.19         1.13
 Earnings per share - diluted
    Income before extraordinary
      gain......................       1.65         1.09          1.54          1.39         1.26         1.16         1.09
    Net income..................       1.70         1.09          1.54          1.39         1.26         1.16         1.09
 Cash dividends paid............       0.44         0.38          0.51          0.46         0.41         0.36         0.34
 Book value at end of period....      14.15        12.01         12.00         10.59         9.14        10.24         9.37
 Tangible book value per share
    (1).........................      10.40         9.76          9.82          8.32         6.61         7.61         7.85
 Weighted average shares
    outstanding:
     Basic......................  7,870,408    7,914,815     7,882,890     7,893,808    8,283,746    8,440,947    7,627,576
     Diluted....................  8,084,233    8,035,157     8,003,593     7,986,194    8,498,944    8,695,806    7,867,888
 Common shares outstanding at
    end of period...............  7,903,646    7,824,731     7,822,014     7,852,502    7,971,156    8,401,177    8,413,903

 PERFORMANCE RATIOS AND OTHER
 DATA:
 Return on average assets.......       1.45 %       1.01 %        1.06 %        1.02 %       1.09 %       1.20 %       1.29 %
  Return on average
     stockholders'
     equity.....................      17.94        13.19         13.60         14.92        13.27        12.21        14.33
 Net interest margin (2) (3)....       4.49         4.05          4.11          4.08         4.35         4.47         4.74
 Net interest spread (3) (4)....       4.12         3.49          3.56          3.53         3.85         3.91         4.14
 Non-interest income to average
    assets......................       0.88         0.59          0.92          0.82         0.75         0.87         0.89
 Non-interest expense to average
    assets......................       2.18         2.09          2.87          2.85         2.85         2.80         2.88
 Efficiency ratio (5)...........      52.58        56.74         56.53         57.14        54.11        50.38        51.06
 Average interest-earning assets
    to average interest-bearing
    liabilities.................     113.03       113.69        113.70        112.36       113.21       114.18       114.61
 Average loans to average
    deposits....................      93.44        93.00         92.93         94.37        85.12        80.88        85.47
 ASSET QUALITY RATIOS:
 Allowance for loan losses to
    nonperforming loans.........      171.2 %      273.5 %       225.0 %       212.6 %      487.6 %      604.1 %      496.8 %
 Allowance for loan losses to
    loans, net of unearned
    interest....................       1.49         1.62          1.60          1.48         1.56         1.67         1.60
 Nonperforming loans to loans,
    net of unearned interest....       0.87         0.59          0.71          0.70         0.32         0.28         0.32
 Nonperforming assets to total
    assets......................       0.56         0.39          0.48          0.46         0.21         0.22         0.22
 Net chargeoffs to average loans       0.34         0.22          0.29          0.23         0.19         0.22         0.30
 Net chargeoffs as a percentage
   of:
    provision for loan losses...      92.59        80.84         82.70         71.32        59.80        50.41        53.92
    allowance for loan losses...      21.72        13.33         17.80         15.15        10.94        12.33        16.71

 CAPITAL RATIOS:
 Tier-1 risk-based capital......      11.55 %      12.92 %       12.86 %       12.83 %      12.57 %      10.54 %      13.09 %
 Total risk-based capital ratio.      12.91        14.26         14.21         14.21        14.30        11.95        14.34
 Leverage.......................       7.96         8.86          9.18          8.69         8.29         7.08         9.29


  ----------

     (1) Tangible book value per share reflects capital calculated for banking regulatory requirements and excludes balance sheet impact of intangible assets acquired through purchase accounting for acquisitions.

     (2)  Net interest income divided by average earning assets.

     (3)  Calculated on a fully-tax equivalent basis.

     (4) Yield on earning assets less rate on average interest-bearing liabilities

     (5) Non-interest expense (less intangible amortization) as a percentage of fully tax equivalent net interest income plus non-interest income (less gains or losses on securities transactions and asset disposals).

                                  RISK FACTORS

         Investing in our common shares involves risks, including the risks described in this prospectus and in the other documents that are incorporated by reference. You should carefully consider the risk factors together with all of the other information and data included and incorporated by reference in this prospectus before you decide to acquire any common shares.

WE MAY NOT BE ABLE TO CONTINUE TO GROW OUR BUSINESS, WHICH COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

         For the period beginning December 31, 1996 and ending December 31, 2001, our assets grew at a 14.1% compound annual rate, while stockholders' equity grew at a 10.8% compound annual rate. Our business strategy calls for continued growth and expansion of our banking and non-banking financial services business, including the acquisition of companies engaged in similar activities. Our ability to continue to grow and to capture additional market share depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities and acquire additional bank and non-bank entities. Furthermore, our continued growth is dependent upon the capacity of our technology, systems and processes to support our growth and our ability to control organizational and overhead costs and hire qualified management and personnel at our new branch locations. In the event we are unable to continue to grow our business, our results of operations could be adversely impacted.

WE MAY NOT BE ABLE TO COMPLETE ACQUISITIONS, INCLUDING THE ACQUISITION OF KENTUCKY BANCSHARES, OR, IF COMPLETED, SUCCESSFULLY INTEGRATE OUR ACQUISITIONS, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Our growth strategy contemplates the acquisition of additional bank and non-bank entities. We may not be able to locate interested appropriate entities, complete future acquisitions or, if completed, successfully integrate the operations, management, products and services of the entities we acquire. Following each acquisition, we must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to successfully integrate the entities we acquire into our existing operations may adversely impact our results of operations and financial condition. Our proposed acquisition of Kentucky Bancshares is pending.

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING OUR GROWTH, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         As part of our business strategy, we focus on the growth and expansion of our financial services business and may acquire additional banks and non-bank entities that we believe provide a strategic fit with our business. To the extent that we are successful with this strategy, we cannot assure you that we will be able to adequately and profitably manage this growth. For example, acquiring Kentucky Bancshares or any other bank or non-bank entity will involve risks commonly associated with acquisitions, including:

         o potential exposure to unknown or contingent liabilities of banks and non-bank entities we acquire;

         o exposure to potential asset quality issues of acquired banks and non-bank entities;

         o        potential disruption to our business;

         o        potential diversion of our management's time and attention;
                  and

         o the possible loss of key employees and customers of the banks and businesses we acquire.

         In addition to acquisitions, we may expand into additional communities or attempt to strengthen our position in our current markets by undertaking additional de novo branch openings. Based on our experience, we believe that it generally takes up to three years for new banking facilities to first achieve operational profitability due to the impact of organization and overhead expenses and the start-up phase of generating loans and deposits. To the extent that we undertake additional de novo branch openings, we are likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse impact on our levels of reported net income, earnings per share, return on average stockholders' equity and return on average assets.

OUR CONTINUED PACE OF GROWTH MAY REQUIRE US TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, BUT THAT CAPITAL MAY NOT BE AVAILABLE WHEN IT IS NEEDED.

         We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. As a financial holding company, we are required to maintain capital sufficient to meet the "well capitalized" standard set by regulators. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support continued growth, both internally and through acquisitions.

         Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

WE MAY NOT BE ABLE TO EFFECTIVELY EXECUTE OUR STRATEGY OF DELIVERING INTEGRATED FINANCIAL SERVICES TO OUR CUSTOMERS, WHICH COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

         Our current strategy includes a focus on delivering integrated financial services, including professional investment and insurance advisory services, to our customers through a "needs-based" selling approach. As part of this strategy, we plan to continue to invest in processes and technology, such as Customer Relationship Management (CRM) and other information systems and processes, to enhance our client contact management, data mining, customer and product profitability information and marketing. In the event we are unable to market and deliver additional financial services effectively to our customers, or to profit from our investments in CRM and other processes and technology, our results of operations could be adversely impacted.

OUR EXPOSURE TO CREDIT RISK, BECAUSE WE FOCUS ON COMMERCIAL LENDING, COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of loans secured by collateral, risks resulting from uncertainties about the future value of the collateral.

         At September 30, 2002, commercial loans totaled $386.4 million, or 44.5% of our total loan portfolio. Commercial loans generally are viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Our commercial loans are primarily made based on the underlying collateral provided by the borrower and secondarily on the identified cash flow of the borrower and the strength of any third party guarantees. Most often, the collateral is inventory, machinery, real estate or accounts receivable. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

         Our biggest loan concentrations exist in assisted living facilities and lodging and lodging-related loans. At September 30, 2002, we had $52.3 million, or 13.5% of total commercial loans, of assisted living facility loans and $44.7 million, or 11.6% of total commercial loans, of lodging and lodging-related loans, including several large credits to entities that operate hotels throughout Ohio and contiguous states, as well as in Florida and Tennessee. The risk associated with lending to entities involved in the lodging industry may have increased in recent months, particularly because of the adverse effect that the current economy has had on business and leisure travel. Although we believe the assisted living and lodging industries do not pose an increased risk to asset quality at this time, when compared to the risk assumed in other types of lending, adverse changes in economic or other conditions affecting these industries may adversely affect our results of operations and financial condition.

CONSUMER LOANS GENERALLY HAVE A HIGHER RISK OF DEFAULT THAN OUR REAL ESTATE MORTGAGE LOANS.

         At September 30, 2002, consumer loans totaled $119.7 million, or 13.8% of our total loans (of which $6.2 million were comprised of credit card balances). Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER FUTURE LOAN LOSSES, OUR NET INCOME WOULD DECREASE.

         We maintain an allowance for loan losses in an attempt to cover any loan losses that we may incur. Our allowance for loan losses is based upon, among other things, volume and types of loans, historical loss experience, trends in losses and delinquencies, the growth of loans in particular markets and industries and changes in economic conditions in our lending markets. Our net chargeoffs for the nine months ended September 30, 2002 were $2.8 million, or 0.34% of average loans, and our allowance for loan losses at September 30, 2002 was $12.9 million, or 1.49% of total loans. However, we cannot predict loan losses with certainty, and we cannot assure you that chargeoffs in future periods will not exceed the allowance for loan losses. In addition, federal and state regulators periodically review our allowance for loan losses as part of their examination process and may require us to increase our allowance or recognize further loan chargeoffs based on judgments different than those of our management. Any increase in our provision for loan losses would decrease our net income.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT OUR PROFITABILITY.

         One of the most significant risks associated with our business of extending loans and accepting deposits is interest rate risk. Our earnings are dependent to a significant degree on net interest income, which is the amount by which interest income exceeds interest expense. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, which means that either our interest-bearing liabilities will be more sensitive to changes in interest rates than our interest-earning assets, or vice versa. As of September 30, 2002, the "gap" is $30.5 million or 2.47% of earning assets, which represents the amount of liabilities that may reprice over the next twelve months in excess of assets that may reprice over the same time period. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, rising interest rates could reduce our net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income.

         Our management also uses other measures to monitor interest rate risk for both the short and long-term. To manage the amount of short-term exposure to interest rate risk, management limits the decrease in net interest income to 10% or less from base case (no change in interest rates) for each 100 basis point shift in interest rates measured on an annual basis. To manage the long-term exposure, management limits the negative impact on net equity value to 40% or less given an immediate and sustained 200 basis points shift in interest rates. The table below shows the most recent testing for compliance with these limits.



        IMMEDIATE
      INTEREST RATE                     ESTIMATED                          ESTIMATED
  INCREASE (DECREASE) IN           (DECREASE) INCREASE               (DECREASE) INCREASE IN
       BASIS POINTS               IN NET INTEREST INCOME            ECONOMIC VALUE OF EQUITY
---------------------------    -----------------------------     --------------------------------
           300                   $ (4,052)         (7.9) %        $    (59,955)        (28.0) %
           200                     (2,442)         (4.8)               (36,382)        (17.0)
           100                     (1,039)         (2.0)               (15,039)         (7.0)
          (100)                   $   293           0.6  %        $     12,348           5.8  %


         Although our management periodically adjusts the mix of assets and liabilities in an attempt to control and improve net interest income, factors beyond our control, such as general economic conditions and interest rate changes by the Federal Reserve and our competitors, may have a greater impact on net interest income than those adjustments made by management.

ADVERSE ECONOMIC CONDITIONS IN OUR MARKET AREA MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Substantially all of our business is concentrated in southeastern Ohio, neighboring areas of northeastern Kentucky and areas along the Ohio River in West Virginia. As a result, our loan portfolio and results of operations may be adversely affected by factors that have a significant impact on the economic conditions in this market area. The local economies of our market area historically have been less robust than the economy of the nation as a whole and are not subject to the same fluctuations as the national economy. Adverse economic conditions in our market area, including the loss of certain significant employers, could reduce our growth rate, affect our borrowers' ability to repay their loans and generally affect our financial condition and results of operations. Furthermore, a downturn in real estate values in our market area could cause many of our loans to become inadequately collateralized.

LOSS OF MEMBERS OF OUR EXECUTIVE TEAM COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

         Our success is dependent, in part, on the continued service of our executive officers, including Robert E. Evans, our President and Chief Executive Officer, John W. Conlon, our Chief Financial Officer, David B. Baker, our Executive Vice President, Mark F. Bradley, our Executive Vice President and Chief Integration Officer, Larry E. Holdren, our Executive Vice President, Carol
A. Schneeberger, our Executive Vice President/Operations, and Joseph S. Yazombek, our Executive Vice

President/Lending. The loss of the services of any of these executive officers could have a negative impact on our business because of their skills, relationships in the banking community, years of industry experience and the difficulty of promptly finding qualified replacement personnel.


GOVERNMENT REGULATION SIGNIFICANTLY AFFECTS OUR BUSINESS.

         The banking industry is heavily regulated under both federal and state law. We are subject to regulation and supervision by the Federal Reserve Board, and Peoples Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency. These regulations are primarily intended to protect depositors and the federal deposit insurance funds, not our shareholders. Our non-bank subsidiaries are also subject to the supervision of the Federal Reserve Board, in addition to other regulatory and self-regulatory agencies including the Securities and Exchange Commission and state securities and insurance regulators. Regulations affecting banks and financial services businesses are undergoing continuous change, and we cannot predict the effect of those changes. Regulations and laws may be modified at any time, and new legislation may be enacted that affects us. Any modifications or new laws could adversely affect our business.

COMPETITION FROM FINANCIAL INSTITUTIONS AND OTHER PROVIDERS OF FINANCIAL SERVICES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We experience significant competition in originating loans. This competition comes principally from other commercial banks, savings associations and credit unions. Several of our competitors have greater resources, larger branch systems and a wider array of banking services. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

         In attracting deposits, we face significant competition from other insured depository institutions such as commercial banks, savings associations and credit unions, as well as institutions that offer uninsured investment alternatives, including money market funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations, which would increase our cost of funds.

         We also compete with non-bank providers of financial services, such as insurance companies, governmental agencies, brokerage firms, consumer finance companies and pension funds. Some of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these competitors may have advantages over us in providing certain products and services. This competition could reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

OUR BUSINESS IS DEPENDENT ON TECHNOLOGY, AND AN INABILITY TO INVEST IN TECHNOLOGICAL IMPROVEMENTS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to create additional efficiencies in our operations and to address the needs of our customers by using technology to provide products and services to enhance customer convenience. We cannot assure you, however, that our technological improvements will increase our operational efficiency or that we will be able to effectively implement and market new technology-driven products and services.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON SHARES, AND YOU MAY NOT BE ABLE TO RESELL YOUR COMMON SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         Although our common shares are listed for trading on The National Market of The Nasdaq Stock Market, the trading in our common shares has less liquidity than many other companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that the offering will increase the volume of trading in our common shares.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON SHARES IS LIMITED BY THE ABILITY OF PEOPLES BANK TO PAY DIVIDENDS UNDER APPLICABLE LAW AND BY CONTRACTS RELATING TO OUR TRUST PREFERRED SECURITIES.

         Our ability to pay dividends on our common shares largely depends on our receipt of dividends from Peoples Bank. The amount of dividends that Peoples Bank may pay to us is limited by federal banking laws and regulations. Because we are a financial holding company, Peoples Bank is required to maintain capital sufficient to meet the "well capitalized" standard set by the regulators and will be able to pay dividends to us only so long as its capital continues to exceed these levels. We or Peoples Bank may decide to limit the payment of dividends even when it has the legal ability to pay them in order to retain earnings for use in Peoples Bank's business. Additionally, we have established two trust subsidiaries to issue preferred securities. If we suspend interest payments relating to the trust preferred securities issued by either of our two trust subsidiaries, we will be prohibited from paying dividends on our common shares.

ANTI-TAKEOVER PROVISIONS MAY DELAY OR PREVENT AN ACQUISITION OR CHANGE IN CONTROL BY A THIRD PARTY.

         Provisions in the Ohio General Corporation Law and our amended articles of incorporation and code of regulations, including a staggered board and a supermajority vote requirement for significant corporate changes, could discourage potential takeover attempts and make attempts by shareholders to remove our board of directors and management more difficult. These provisions may also have the effect of delaying or preventing a transaction or change in control that might be in the best interests of our shareholders.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes, and incorporates by reference, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, the statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we can not assure you that those plans, intentions or expectations will be achieved. The forward-looking statements involve a number of risks and uncertainties, including:

         o        our ability to continue to grow our business;

         o our ability to complete acquisitions, including the acquisition of Kentucky Bancshares, or, if completed, successfully integrate our acquisitions;

         o        our ability to manage our growth;

         o our ability to raise additional capital to support our future growth;

         o our ability to effectively execute our strategy of delivering integrated financial services to our customers;

         o        our exposure to credit risk;

         o the adequacy of our allowance for loan losses in covering future loan losses;

         o        the effect of changes in interest rates on our profitability;

         o        adverse economic conditions in our market area;

         o        the loss of members of our executive team;

         o        government regulation affecting our business;

         o competition from financial institutions and other providers of financial services;

         o our ability to invest in technological improvements upon which our business depends; and

         o other risks detailed in this prospectus and in documents incorporated by reference in this prospectus.

         All forward-looking statements are expressly qualified in their entirety by these cautionary statements. Although we believe that the expectations in these forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations, it is possible that actual results may differ materially from these projections.

                                 USE OF PROCEEDS


         We estimate that the net proceeds from the sale of 1,200,000 of our common shares in this offering will be approximately $28.1 million, or approximately $32.3 million if the underwriters' over-allotment option is exercised in full. In each case, this assumes a public offering price of $25.25 per share (based upon the last sale price on December 11, 2002), and deductions of estimated offering expenses of $245,000 and underwriting discounts and commissions.



         We intend to use approximately $15 million of the net proceeds from the sale of our common shares in this offering to increase Peoples Bank's capital position. The remaining proceeds will be retained by Peoples and used for general corporate purposes, which may include the repayment of outstanding indebtedness, mergers, acquisitions and other strategic investments. We have not made specific allocations of proceeds for such purposes at this time. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purposes.


                 PRICE RANGE OF OUR COMMON SHARES AND DIVIDENDS

         Our common shares are traded on The Nasdaq National Market under the symbol "PEBO." The table presented below sets forth the high and low sales prices reported on The Nasdaq National Market for the periods indicated, and the cash dividends declared in each period on our common shares.




                                                                PRICE RANGE              DIVIDENDS
                                                                ------------           DECLARED PER
                                                            HIGH            LOW            SHARE
                                                            ----            ---        ------------
     2002
     Fourth Quarter (through December 11)                  $30.00         $22.86           $0.150(1)
     Third Quarter                                          31.63          23.00           $0.150
     Second Quarter                                         30.00          21.91            0.150
     First Quarter                                          22.41          16.59            0.136

     2001
     Fourth Quarter                                        $18.41         $13.82           $0.136
     Third Quarter                                          21.09          15.74            0.136
     Second Quarter                                         16.41          14.05            0.124
     First Quarter                                          16.79          12.60            0.116

     2000
     Fourth Quarter                                        $12.60         $ 9.92           $0.116
     Third Quarter                                          12.60          10.74            0.116
     Second Quarter                                         14.88          10.74            0.116
     First Quarter                                          16.34          13.02            0.116
     -----------------------------


         (1) Declared November 14, 2002 and payable January 2, 2003 to shareholders of record at December 13, 2002.

         The sales price information and per share dividends have been adjusted for two 10% stock dividends, paid on June 28, 2002 and September 12, 2001.

         On December 11, 2002, the last sale price of our common shares reported on The Nasdaq National Market was $25.25 per share. As of that date, there were 1,279 shareholders of record of our common shares.


DIVIDENDS

         As of September 30, 2002, dividends totaled $0.44 per share, representing a payout ratio of 25.3%. Dividends per share totaled $0.51 for the year ended December 31, 2001, $0.46 for the year ended December 31, 2000 and $0.41 for the year ended December 31, 1999. These represented dividend payout ratios of 33.1% for 2001 and 2000 and 31.8% for 1999. On November 14, 2002, we declared a quarterly cash dividend of $0.15 per share, payable January 2, 2003 to shareholders of record at December 13, 2002.

         Cash dividends are generally declared and paid quarterly. Because substantially all of the funds available for the payment of cash dividends are derived from Peoples Bank, future cash dividends will depend primarily upon Peoples Bank's earnings, financial condition, need for funds and government policies and regulations applicable to both Peoples Bank and us. The Federal Reserve Board may require us to retain capital for further investment in Peoples Bank, rather than pay dividends to our shareholders. Peoples Bank cannot pay dividends to us if such payment would cause Peoples Bank to fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Peoples Bank must have the approval from the Office of the Comptroller of the Currency if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year's net earnings and the retained earnings for the preceding two years, less required transfers to surplus.

         As a practical matter, any dividend restrictions on Peoples Bank act as restrictions on the amount of funds available for the payment of dividends to Peoples shareholders. As of September 30, 2002, the net profits of Peoples Bank available for distribution to us as dividends without regulatory approval were approximately $1.5 million.

         We have established two trust subsidiaries to issue preferred securities. If we suspend interest payments relating to the trust preferred securities issued by either of our two trust subsidiaries, we will be prohibited from paying dividends on our common shares. Currently, we do not intend to suspend these interest payments.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2002. Our capitalization is presented:

o        on a historical basis; and


o on a pro forma basis to reflect the estimated net proceeds to us from this offering at an assumed public offering price of $25.25 per share (based on the last sale price on December 11, 2002), after deducting underwriting discounts, commissions and estimated offering expenses payable by us in this offering (assuming no exercise of the underwriters' over-allotment option), as if the sale of the common shares had been consummated on September 30, 2002.


        The data in the following table does not reflect the acquisition of Kentucky Bancshares. The aggregate consideration to be paid to the shareholders of Kentucky Bancshares in that transaction is not expected to exceed $31.4 million, of which approximately half would be paid in cash and approximately half in our common shares, depending upon the market price of our common shares. Under our agreement with Kentucky Bancshares, we could issue common shares in a range between 461,627 common shares and 609,348 common shares, depending upon the elections made by Kentucky Bancshares' shareholders and the average daily closing price of our common shares over a prescribed time period prior to consummation of the Kentucky Bancshares acquisition. The minimum number of common shares would be issued if the average share price were $33.00 or more and the maximum number of common shares would be issued if the average share price were $25.00 or less.

         The following data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, and from our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2002.


                                                                            SEPTEMBER 30, 2002
                                                                    ---------------------------------
                                                                     ACTUAL               AS ADJUSTED
                                                                    --------              -----------
                                                                          (DOLLARS IN THOUSANDS)
Long-term borrowings                                                $205,680                $205,680
Guaranteed preferred beneficial interests
     in junior subordinated debentures                                29,068                  29,068

Stockholders' Equity:
     Common stock, no par value (12,000,000 shares
         authorized, 7,969,386 shares issued; 9,169,386 shares
         issued as adjusted)                                          96,876                 124,962
     Accumulated comprehensive income,
         net of deferred income taxes                                  7,292                   7,292
     Retained earnings                                                 8,814                   8,814
     Treasury stock, at cost (65,740 shares)                          (1,182)                 (1,182)
                                                                    --------                --------
         Total stockholders' equity                                  111,800                 139,886
                                                                    ========                ========
         Total capitalization                                       $346,548                $374,634
                                                                    ========                ========
Capital Ratios:
     Tier 1 risk-based capital ratio                                  11.55%                  14.67%
     Total risk-based capital ratio                                   12.91%                  16.03%
     Leverage ratio                                                    7.96%                  10.00%

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table lists our executive officers and directors.


NAME                                  AGE                                     POSITIONS
----                                  ---                                     ----------
Robert E. Evans                       62          President, Chief Executive Officer and a Director of Peoples and
                                                  Chairman and Chief Executive Officer of Peoples Bank

John (Jack) W. Conlon                 57          Chief Financial Officer and Treasurer of Peoples and Peoples Bank

David B. Baker                        55          Executive Vice President of Peoples

Mark F. Bradley                       33          Chief Integration Officer of Peoples and President, Chief
                                                  Operating Officer and a Director of Peoples Bank

Larry E. Holdren                      55          Executive Vice President of Peoples

Carol A. Schneeberger                 46          Executive Vice President/Operations of Peoples and Peoples Bank

Joseph S. Yazombek                    48          Executive Vice President/Lending of Peoples and Executive Vice
                                                  President/Chief Lending Officer of Peoples Bank

Carl Baker, Jr.                       40          Director

George W. Broughton                   45          Director

Frank L. Christy                      55          Director

Wilford D. Dimit                      67          Director

Rex E. Maiden                         67          Director

Robert W. Price                       39          Director

Paul T. Theisen                       71          Director

Thomas C. Vadakin                     70          Director

Joseph H. Wesel                       73          Director

         Provided below is certain biographical information regarding our executive officers and directors. References to positions held with Peoples Bank include positions held with The First National Bank of Southeastern Ohio, Peoples Bank FSB or The Peoples Banking and Trust Company, each of which merged in March 2002 to form Peoples Bank.

         Robert E. Evans has served Peoples as President, Chief Executive Officer and a Director since 1980. Mr. Evans has also served Peoples Bank as Chief Executive Officer since 1987, as Chairman of the Board since 1999 and as President from 1987 until July 2002.

         John (Jack) W. Conlon has served Peoples as Chief Financial Officer since April 1991 and Treasurer since April 1999. Mr. Conlon has also served Peoples Bank as Chief Financial Officer since 1991 and Treasurer since 1985. Mr. Conlon previously served as Controller of Peoples Bank from 1982 until 1991.

         David B. Baker became Executive Vice President of Peoples in 1999. In February 2000, Mr. Baker was appointed President of Peoples Bank's Investment and Insurance Services. Mr. Baker previously served as President of Peoples Bank's Investment and Business Division, beginning January 1998, and President of the Investment and Trust Division of Peoples Bank, a position he held between 1991 and 1998. Mr. Baker has held various positions in the Investment and Trust Division for Peoples Bank since 1974.

         Mark F. Bradley became Chief Integration Officer of Peoples in January 2001. Mr. Bradley was appointed President, Chief Operating Officer and a Director of Peoples Bank in July 2002. Previously, Mr. Bradley held the positions of Controller of Peoples from January 1997 to May 2001 and Controller of Peoples Bank from March 1997 to May 2001. Mr. Bradley was also Manager of Accounting and External Reporting for Peoples and Peoples Bank from February 1995 to January 1997. Prior to February 1995, Mr. Bradley served as a staff accountant for Peoples beginning in 1991.

         Larry E. Holdren became Executive Vice President of Peoples in February 1999. Mr. Holdren has also been President of the Retail and Banking Division of Peoples Bank since January 1998. Between 1982 and 1998, Mr. Holdren served as Executive Vice President/Director of Human Resources for Peoples Bank.

         Carol A. Schneeberger became Executive Vice President/Operations of Peoples in April 1999. Since February 2000, Ms. Schneeberger has also been Executive Vice President/Operations of Peoples Bank. Ms. Schneeberger served as Vice President/Operations of Peoples from October 1988 until April 1999. Prior thereto, Ms. Schneeberger was Auditor of Peoples from August 1987 to October 1988 and Auditor of Peoples Bank from January 1986 to October 1988.

         Joseph S. Yazombek was appointed Executive Vice President/Lending of Peoples in April 2000. Mr. Yazombek has also held the position of Executive Vice President/Chief Lending Officer of Peoples Bank since October 1998. Mr. Yazombek served as Executive Vice President of Peoples Bank's Consumer and Mortgage Lending areas from May 1996 to October 1998, where he also directly managed Peoples Bank's collection efforts. Mr. Yazombek joined Peoples Bank in 1983 and served as a real estate lender until May 1996.

         Carl Baker, Jr. has served as a Director of Peoples since 2000. For more than five years, Mr. Baker has been President and Chief Executive Officer of B & N Coal, Inc., a mining, reclamation and construction concern in Southeastern Ohio; co-owner of Sharon Stone Company, a limestone and slag producer in Noble and Washington Counties, Ohio; and owner of Dexter Hardwoods, Inc., a hardwood sawmill located in Noble County, Ohio. Mr. Baker has been a partner in Belpre Sand & Gravel Company, a sand and gravel operation located in Little Hocking, Washington County, Ohio, since December 2001.

         George W. Broughton has served as a Director of Peoples since 1994. Mr. Broughton has been President of GWB Sales, Inc., Marietta, Ohio, an ice cream, frozen food and coffee service distributor, since September 1999. For more than five years, Mr. Broughton has also been President of Broughton Commercial Properties, LLC, a commercial properties rental company; Chairman of Broughton Foundation and Broughton Park; and a Director of SBR, Inc., and its subsidiaries including: Simonton Windows, Hy-Lite, Style Solutions and "Woodcraft" catalog and stores. Mr. Broughton also serves as a Director of Peoples Bank.

         Frank L. Christy has served as a Director of Peoples since 1999. For more than five years, Mr. Christy has been President and owner of Christy & Associates, Inc., a business development company located in Marietta, Ohio.

         Wilford D. Dimit has served as a Director of Peoples since 1993. For more than five years, Mr. Dimit has been President of First Settlement, Inc., Marietta, Ohio, a retail clothing store, shoe store and restaurant. Mr. Dimit also serves as a Director of Peoples Bank.

         Rex E. Maiden has served as a Director of Peoples since 1996. For more than five years, Mr. Maiden has been Chairman of the Board of Maiden & Jenkins Construction Co., Nelsonville, Ohio, a contractor for bridges and highways, and commercial, industrial and educational buildings; Treasurer and Director of Sunday Creek Coal Co., Nelsonville, Ohio, a holding company for land and minerals (coal and oil); President and Chairman of the Board of Nelsonville Consulting and Construction Co., Nelsonville, Ohio, a design consulting firm; Chairman of the Board of Black Top Contracting, Nelsonville, Ohio, a paving contractor; and Chairman of the Board of B T Materials, Nelsonville, Ohio, a sand and gravel mining operation and ready-mix concrete plant. Mr. Maiden also serves as a Director of Peoples Bank.

         Robert W. Price has served as a Director of Peoples since 2000. For more than five years, Mr. Price has been President of each of Smith Concrete Company, a ready-mix concrete company; Chesterhill Stone Company, a sand, limestone and gravel company; and Price Inland Terminal Company, an off-river terminal service providing offloading and dry bulk storage of raw material.

         Paul T. Theisen has served as a Director of Peoples since 1980. For more than five years, Mr. Theisen has been Of Counsel to the law firm of Theisen Brock, LPA in Marietta, Ohio. Mr. Theisen also serves as a Director of Peoples Bank. Mr. Theisen is the brother-in-law of Thomas C. Vadakin.

         Thomas C. Vadakin has served as a Director of Peoples since 1989. Mr. Vadakin served as a Director of The Airolite Company, Marietta, Ohio, a manufacturer of ventilation louvers, from 1994 to 2002. Mr. Vadakin also serves as a Director of Peoples Bank. Mr. Vadakin is the brother-in-law of Paul T. Theisen.

         Joseph H. Wesel has served as Chairman of the Board of Peoples since 1991 and as a Director since 1980. Mr. Wesel is President of W.D.A., Inc., Marietta, Ohio, a real estate holding company. Mr. Wesel also serves as a Director of Peoples Bank.

                        DESCRIPTION OF OUR COMMON SHARES

         In this section, we describe the material features and rights of our common shares. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our amended articles of incorporation and code of regulations, each of which is included as an exhibit to the registration statement of which this prospectus is a part, and to applicable Ohio laws.

GENERALLY


         Our authorized capital stock consists of 12,000,000 common shares, each without par value. As of December 11, 2002, there were 7,921,327 common shares issued and outstanding. In addition, as of December 11, 2002, there were options outstanding under our stock option plans to purchase an aggregate of 594,306 common shares at a weighted average exercise price of $15.833 per share. Our common shares are traded on The Nasdaq National Market under the symbol "PEBO."


         Holders of our common shares are entitled to:

         o        one vote for each common share held;

         o receive dividends if and when declared by our board of directors from funds legally available therefor (see "Price Range of Our Common Shares and Dividends" beginning on page 17); and

         o share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

         Holders of our common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. Our outstanding common shares are fully paid and nonassessable.

ANTI-TAKEOVER EFFECTS OF AMENDED ARTICLES OF INCORPORATION, CODE OF REGULATIONS AND THE OHIO GENERAL CORPORATION LAW

         There are provisions in the Ohio General Corporation Law and our amended articles of incorporation and code of regulations that could discourage potential takeover attempts and make attempts by shareholders to change our board of directors and management more difficult.

         Classified Board of Directors. Our board of directors is divided into three classes, with three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors.

         Removal of Directors. Our code of regulations provides that a director or directors may be removed from office, only for cause, by the affirmative vote of the holders of at least 75% of our voting shares entitling them to elect directors in place of those to be removed.

         Supermajority Vote Requirements. Our amended articles of incorporation provide that the holders of a majority of our voting shares must approve the following matters before they can be implemented:

         o        a proposed amendment to our articles of incorporation;

         o proposed new regulations or an alteration, amendment or repeal of our regulations;

         o        an agreement of merger or consolidation;

         o a proposed combination or majority share acquisition involving the issuance of our shares and requiring shareholder approval;

         o a proposal to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of our property and assets;

         o        a proposed dissolution; or

         o a proposal to fix or change the number of directors by action of the shareholders.

However, if any three of our directors affirmatively vote against any of the foregoing matters, the proposal must be approved by the holders of at least 75% of our voting shares entitled to vote thereon.

         Nomination Procedures. Our code of regulations provides that a nominee for election to our board of directors, other than those nominated by or at the direction of the board of directors, must be made in writing and delivered or mailed to our corporate secretary not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days' notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to our corporate secretary not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

         The written notice of a proposed nominee must contain the following information to the extent known by the notifying shareholder:

         o the name, age, business address and residence address of the proposed nominee;

         o        the principal occupation of the proposed nominee;

         o the number of common shares beneficially owned by the proposed nominee and the notifying shareholder; and

         o any other information required to be disclosed with respect to the nominee for election as a director required by Section 14(a) of the Securities Exchange Act of 1934 or any successor provision.

In addition, the notifying shareholder must deliver to Peoples the written consent of the nominee.

         Control Share Acquisition Act. The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person's acquisition of an issuer's shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

         o one-fifth or more but less than one-third of such voting power;

         o one-third or more but less than a majority of such voting power; or

         o        a majority or more of such voting power.

         The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

         Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an "Interested Shareholder" who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation. The Merger Moratorium Statute prohibits these transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to the date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

         Following the three-year moratorium period, if applicable, the corporation may engage in the covered transaction with the Interested Shareholder only if:

         o the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

         o the remaining shareholders receive an amount for their shares equal to the highest of the highest amount paid in the past by the Interested Shareholder for the corporation's shares, the "fair market value" of the shares on the dates specified in the statute or the amount that would be due to the shareholders if the corporation were to dissolve.

         The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation so provide. We have not opted out of the application of the Merger Moratorium Statute.

TRANSFER AGENT

         Registrar and Transfer Company serves as the transfer agent of our issued and outstanding common shares. Its address is 10 Commerce Drive, Cranford, New Jersey 07016 and telephone number is (800) 368-5948.

                                  UNDERWRITING

         Under the terms and conditions of the underwriting agreement dated the date of the prospectus, Sandler O'Neill & Partners, L.P., referred to as the underwriter, has agreed to purchase from us and we have agreed to sell to it, 1,200,000 common shares.

         The underwriting agreement provides that the underwriter is obligated to purchase all of the common shares in this offering if any are purchased, other than those covered by the over-allotment option described below.

         We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 180,000 additional common shares at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriter exercises its option, the underwriter will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional common shares. We will be obligated to sell these common shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by this prospectus.

         The underwriter proposes to offer the common shares directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $_____ per share. The underwriter may allow and the dealers may reallow a concession not in excess of $______ per share on sales to other dealers. After the public offering of the common shares, the underwriter may change the offering price and other selling terms.

         The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option to purchase additional common shares.

                                                                                                         WITH
                                                                   PER             WITHOUT               OVER-
                                                                  SHARE        OVER-ALLOTMENT          ALLOTMENT
                                                                  -----        --------------          ---------
Public offering price................................               $                 $                    $
Underwriting discounts and commissions...............
Proceeds, before expenses, to us.....................

         The total expenses of the offering, exclusive of the underwriting discounts, are estimated at $245,000 and are payable by us.

         The common shares are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

         We, and each of our directors and executive officers, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. Some of our directors and executive officers may purchase common shares in this offering although none has committed to do so.

         We have agreed to indemnify the underwriter and persons who control the underwriter against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

         The common shares are traded on The Nasdaq National Market under the symbol "PEBO."

         In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

         o Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum.

         o Over-allotment transactions involve sales by the underwriter of common shares in excess of the number of common shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriter is not greater than the number of common shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

         o Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common shares through exercise of the over-allotment option. If the underwriter sells more common shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in the offering.

         o Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

         These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.


         In connection with this offering, the underwriter and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of the common shares. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common shares during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.


         Sandler O'Neill & Partners, L.P. has provided, and may continue to provide, financial advisory or investment banking services to us.

                                  LEGAL MATTERS

         The validity of our common shares offered hereby will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Certain matters in connection with the offering will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, Chicago, Illinois.

                                     EXPERTS

         Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in our Annual Report and incorporated by reference in this prospectus. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon their report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are required to comply with the reporting requirements of the Securities Exchange Act of 1934 and must file annual, quarterly and other reports with the SEC. We are also subject to the proxy solicitation requirements of the Securities Exchange Act of 1934 and, accordingly, will furnish audited financial statements to our shareholders in connection with our annual meetings of shareholders.

         Any statements made in this prospectus concerning the contents of any contract, agreement or other document constitute summaries of the material terms thereof and are not necessarily complete summaries of all of the terms. Some of these documents have been filed as exhibits to our periodic filings with the SEC. Our periodic reports and other information filed with the SEC may be inspected without charge at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of filed documents by mail from the public reference section of the SEC at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings are also available to the public on the SEC's website at http://www.sec.gov., which may be accessed from our website at www.peoplesbancorp.com (each of these uniform resource locators (URLs) is an inactive textual reference only and is not intended to incorporate the website into this prospectus). We have filed a registration statement on Form S-3 to register the common shares to be sold by us in this offering. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to that registration statement.

         Shareholders of Kentucky Bancshares may obtain a free copy of the Form S-4 and proxy statement/prospectus regarding our proposed acquisition of Kentucky Bancshares, when it is available, as well as other documents filed by us with the SEC on the SEC's website. Kentucky Bancshares' shareholders may also obtain these documents without charge by contacting Charles R. Hunsaker, Esq., our General Counsel, as described below.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We are "incorporating" certain documents into this prospectus by reference, which means that we are disclosing important information to you by referring to documents that contain such information. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;


         o our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, as amended by the Form 10-Q/A filed with the SEC on December 12, 2002;


         o our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002;

         o our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002;


         o our Current Reports on Form 8-K filed with the SEC on January 4, 2002, January 22, 2002, February 14, 2002, March 29, 2002,
                  April 22, 2002, May 7, 2002, May 13, 2002, June 18,
                  2002, July 1, 2002, July 3, 2002, July 12, 2002, July 22,
                  2002, August 8, 2002, September 24, 2002, October 8, 2002,
                  October 15, 2002, November 14, 2002, November 18, 2002,
                  December 2, 2002 and December 13, 2002; and


         o the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on July 20, 1993 (File No. 0-16772), including any amendments or reports filed for the purpose of updating that description.

Later information that we file with the SEC will update and/or supersede this information. We are also incorporating by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of our common shares.

        Copies of documents incorporated in this prospectus by reference or other documents referred to in this prospectus may be obtained upon oral or written request without charge by contacting Charles R. Hunsaker, Esq., our General Counsel, at the following address and telephone number:

                                            Peoples Bancorp Inc.
                                            138 Putnam Street
                                            Marietta, Ohio 45750
                                            (740) 373-3155

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated (except for the Securities and Exchange Commission registration and NASD filing fees) fees and expenses payable by the Registrant in connection with the sale and distribution of the securities registered hereby other than underwriting discounts and commissions:

          SEC registration fees ...................................................  $   3,587
          Nasdaq additional listing fee............................................      2,000
          NASD filing fee..........................................................      4,399
          Legal fees and expenses..................................................     80,000
          Accountants' fees and expenses...........................................    100,000
          Printing and mailing expenses............................................     25,000
          Blue sky fees............................................................      5,000
          Miscellaneous............................................................  $  25,014
                                                                                     ---------
             Total                                                                   $ 245,000
                                                                                     =========

All of the above fees and expenses will be borne by the Registrant.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Division (E) of Section 1701.13 of the Ohio Revised Code governs indemnification by a corporation and provides as follows:

                  (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                  (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

                           (a) Any claim, issue, or matter as to which such
                  person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

                           (b) Any action or suit in which the only liability
                  asserted against a director is pursuant to section 1701.95 of the Revised Code.

                  (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

                  (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

                           (a) By a majority vote of a quorum consisting of
                  directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

                           (b) If the quorum described in division (E)(4)(a) of
                  this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

                           (c) By the shareholders;

                           (d) By the court of common pleas or the court in
                  which such action, suit, or proceeding referred to in division
                  (E)(1) or (2) of this section was brought.

                  Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division
         (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

                  (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both of the following:

                                    (i) Repay such amount if it is proved by
                           clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

                                    (ii) Reasonably cooperate with the
                           corporation concerning the action, suit, or proceeding.

                           (b) Expenses, including attorney's fees, incurred by
                  a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

                  (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

                  (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

                  (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),
         (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

                  (9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

         Article FIVE of Registrant's Code of Regulations governs indemnification by Registrant and provides as follows:

                  SECTION 5.01. Mandatory Indemnification. The corporation shall indemnify any officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. A person claiming indemnification under this Section 5.01 shall be presumed, in respect of any act or omission giving rise to such claim for indemnification, to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, to have had no reasonable cause to believe his conduct was unlawful, and the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut such presumption.

                  SECTION 5.02. Court-Approved Indemnification. Anything contained in the Regulations or elsewhere to the contrary notwithstanding:

                           (A) the corporation shall not indemnify any officer
                  or director of the corporation who was a party to any completed action or suit instituted by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, in respect of any claim, issue or matter asserted in such action or suit as to which he shall have been adjudged to be liable for acting with reckless disregard for the best interests of the corporation or misconduct (other than negligence) in the performance of his duty to the corporation unless and only to the extent that the Court of Common Pleas of Washington County, Ohio or the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability, and in view of all the circumstances of the case, he is fairly and reasonably entitled to such indemnity as such Court of Common Pleas or such other court shall deem proper; and

                           (B) the corporation shall promptly make any such
                  unpaid indemnification as is determined by a court to be proper as contemplated by this Section 5.02.

                  SECTION 5.03. Indemnification for Expenses. Anything contained in the Regulations or elsewhere to the contrary notwithstanding, to the extent that an officer or director of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 5.01, or in defense of any claim, issue or matter therein, he shall be promptly indemnified by the corporation against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs) actually and reasonably incurred by him in connection therewith.

                  SECTION 5.04. Determination Required. Any indemnification required under Section 5.01 and not precluded under Section 5.02 shall be made by the corporation only upon a determination that such indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 5.01. Such determination may be made only (A) by a majority vote of a quorum consisting of directors of the corporation who were not and are not parties to, or threatened with, any such action, suit or proceeding, or (B) if such a quorum is not obtainable or if a majority of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified, within the past five years, or (C) by the shareholders, or (D) by the Court of Common Pleas of Washington County, Ohio or (if the corporation is a party thereto) the court in which such action, suit or proceeding was brought, if any; any such determination may be made by a court under division (D) of this Section 5.04 at any time [including, without limitation, any time before, during or after the time when any such determination may be requested of, be under consideration by or have been denied or disregarded by the disinterested directors under division (A) or by independent legal counsel under division (B) or by the shareholders under division (C) of this Section 5.04]; and no failure for any reason to make any such determination, and no decision for any reason to deny any such determination, by the disinterested directors under division (A) or by independent legal counsel under division (B) or by the shareholders under division (C) of this Section 5.04 shall be evidence in rebuttal of the presumption recited in Section 5.01. Any determination made by the disinterested directors under division (A) or by independent legal counsel under division (B) of this Section 5.04 to make indemnification in respect of any claim, issue or matter asserted in an action or suit threatened or brought by or in the right of the corporation shall be promptly communicated to the person who threatened or brought such action or suit, and within ten (10) days after receipt of such notification such person shall have the right to petition the Court of Common Pleas of Washington County, Ohio or the court in which such action or suit was brought, if any, to review the reasonableness of such determination.

                  SECTION 5.05. Advances for Expenses. Expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs) incurred in defending any action, suit or proceeding referred to in Section 5.01 shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding to or on behalf of the officer or director promptly as such expenses are incurred by him, but only if such officer or director shall first agree, in writing, to repay all amounts so paid in respect of any claim, issue or other matter asserted in such action, suit or proceeding in defense of which he shall not have been successful on the merits or otherwise:

                           (A) if it shall ultimately be determined as provided
                  in Section 5.04 that he is not entitled to be indemnified by the corporation as provided under Section 5.01; or

                           (B) if, in respect of any claim, issue or other
                  matter asserted by or in the right of the corporation in such action or suit, he shall have been adjudged to be liable for acting with reckless disregard for the best interests of the corporation or misconduct (other than negligence) in the performance of his duty to the corporation, unless and only to the extent that the Court of Common Pleas of Washington County, Ohio or the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability, and in view of all the circumstances, he is fairly and reasonably entitled to all or part of such indemnification.

                  SECTION 5.06. Article Five Not Exclusive. The indemnification provided by this Article Five shall not be exclusive of, and shall be in addition to, any other rights to which any person seeking indemnification may be entitled under the Articles or the Regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an officer or director of the corporation and shall inure to the benefit of the heirs, executors, and administrators of such a person.

                  SECTION 5.07. Insurance. The corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance, on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the obligation or the power to indemnify him against such liability under the provisions of this Article Five. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

                  SECTION 5.08. Certain Definitions. For purposes of this Article Five, and as examples and not by way of limitation:

                           (A) A person claiming indemnification under this
                  Article Five shall be deemed to have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 5.01, or in defense of any claim, issue or other matter therein, if such action, suit or proceeding shall be terminated as to such person, with or without prejudice, without the entry of a judgment or order against him, without a conviction of him, without the imposition of a fine upon him and without his payment or agreement to pay any amount in settlement thereof (whether or not any such termination is based upon a judicial or other determination of the lack of merit of the claims made against him or otherwise results in a vindication of him); and

                           (B) References to an "other enterprise" shall include
                  employee benefit plans; references to a "fine" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" within the meaning of that term as used in this Article Five.

                  SECTION 5.09. Venue. Any action, suit or proceeding to determine a claim for indemnification under this Article Five may be maintained by the person claiming such indemnification, or by the corporation, in the Court of Common Pleas of Washington County, Ohio. The corporation and (by claiming such indemnification) each such person consent to the exercise of jurisdiction over its or his person by the Court of Common Pleas of Washington County, Ohio in any such action, suit or proceeding.

         In addition, the Registrant has purchased $10 million of insurance that insures its directors and officers against certain liabilities which might be incurred by them in such capacity. The Registrant also maintains fiduciary and lending liability coverage up to a $7 million limit.

ITEM 16. EXHIBITS


 EXHIBIT NUMBER                      DESCRIPTION                                      EXHIBIT LOCATION
----------------     -----------------------------------------------     ----------------------------------------------
       1.1           Form of Underwriting Agreement.                     Previously filed.

       2.1           Agreement and Plan of Merger, dated as of           Incorporated herein by reference to Exhibit 2
                     November 29, 2002, by and between Peoples           to the Registrant's Current Report on Form
                     Bancorp Inc. and Kentucky Bancshares                8-K, dated December 2, 2002 (File No. 0-16772).
                     Incorporated.

       3.1           Amended Articles of Incorporation of Peoples        Incorporated herein by reference to Exhibit
                     Bancorp Inc. (as filed with the Ohio                3(a) to the Registrant's Registration
                     Secretary of State on May 3, 1993).                 Statement on Form 8-B filed July 20, 1993
                                                                         (File No. 0-16772).

       3.2           Certificate of Amendment to the Amended             Incorporated herein by reference to Exhibit
                     Articles of Peoples Bancorp Inc. (as filed          3(a)(2) to the Registrant's Annual Report on
                     with the Ohio Secretary of State on April 22,       Form 10-K for fiscal year ended December 31,
                     1994)                                               1997 (File No. 0-16772) (the "1997 Form
                                                                         10-K").

       3.3           Certificate of Amendment to the Amended             Incorporated herein by reference to Exhibit
                     Articles of Peoples Bancorp Inc. (as filed          3(a)(3) to the Registrant's 1997 Form 10-K.
                     with the Ohio Secretary of State on April 9,
                     1996).

       3.4           Amended Articles of Incorporation of Peoples        Incorporated herein by reference to Exhibit
                     Bancorp Inc. (reflecting amendments through         3(a)(4) to the Registrant's 1997 Form 10-K.
                     April 9, 1996) [For SEC reporting compliance
                     purposes only - not filed with Ohio Secretary
                     of State].

       3.5           Regulations of Peoples Bancorp Inc.                 Incorporated herein by reference to Exhibit
                                                                         3(b) to the Registrant's Registration
                                                                         Statement on Form 8-B filed July 20, 1993
                                                                         (File No. 0-16772).

       4.1           Indenture, dated as of April 20, 1999,              Incorporated herein by reference to Exhibit
                     between Peoples Bancorp Inc. and Wilmington         4.1 to the Registration Statement on Form
                     Trust Company, as Debenture Trustee, relating       S-4 (Registration No. 333-81251) filed on
                     to Junior Subordinated Deferrable Interest          June 22, 1999 by the Registrant and PEBO
                     Debentures.                                         Capital Trust I (the "1999 Form S-4").

       4.2           Amended and Restated Declaration of Trust of        Incorporated herein by reference to Exhibit
                     PEBO Capital Trust I, dated as of April 20,         4.5 to the 1999 Form S-4.
                     1999.

       4.3           Series B Capital Securities Guarantee               Incorporated herein by reference to Exhibit
                     Agreement, dated as of September 23, 1999,          4(i) of the Registrant's Annual Report on
                     between Peoples Bancorp Inc. and Wilmington         Form 10-K for the fiscal year ended December
                     Trust Company, as Guarantee Trustee, relating       31, 1999 (File No. 0-16772).
                     to Series B 8.62% Capital Securities.

       4.4           Indenture, dated as of April 10, 2002,              Incorporated herein by reference to Exhibit
                     between Peoples Bancorp Inc. and Wilmington         4.1 to the Registrant's Form 10-Q for the
                     Trust Company, as Trustee, relating to              quarterly period ended September 30, 2002
                     Floating Rate Junior Subordinated Debt              (File No. 0-16772) (the "September 30, 2002
                     Securities.                                         Form 10-Q").


 EXHIBIT NUMBER                      DESCRIPTION                                      EXHIBIT LOCATION
----------------     -----------------------------------------------     ----------------------------------------------

       4.5           Amended and Restated Declaration of Trust of        Incorporated herein by reference to Exhibit
                     PEBO Capital Trust II, dated as of April 10,        4.2 to the September 30, 2002 Form 10-Q.
                     2002.

       4.6           Guarantee Agreement, dated as of April 10,          Incorporated herein by reference to Exhibit
                     2002, between Peoples Bancorp Inc. and              4.3 to the September 30, 2002 Form 10-Q.
                     Wilmington Trust Company, as Guarantee
                     Trustee, relating to Floating Rate MMCapSSM
                     Capital Securities.


       5.1           Opinion of Vorys, Sater, Seymour and Pease          Filed herewith.
                     LLP.

      12.1           Statements re Computation of Ratios.                Previously filed.

      23.1           Consent of Ernst & Young LLP, independent           Previously filed.
                     accountants.

      23.2           Consent of Vorys, Sater, Seymour and Pease          Filed herewith.
                     LLP (included in opinion filed as Exhibit 5.1).

      24.1           Powers of Attorney of Directors and Executive       Previously filed.
                     Officers of Peoples Bancorp Inc. authorizing
                     the signing of their names to this
                     Registration Statement and any and all
                     amendments to this Registration Statement and
                     other documents submitted in connection
                     herewith.



ITEM 17.      UNDERTAKINGS.

         (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

         (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (3)      The undersigned hereby undertakes that:

                  (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.





                  [Remainder of page intentionally left blank;
                         signatures on following page.]

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 2 to Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marietta, State of Ohio, on December 13, 2002.


       PEOPLES BANCORP INC.


       By: /s/ Robert E. Evans
          -----------------------------------------
          ROBERT E. EVANS
          President and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Form S-3 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              Signature                                   Title                               Date
              ---------                                   -----                               ----
 /s/ Robert E. Evans                          President and Chief Executive          December 13, 2002
------------------------------------
 ROBERT E. EVANS                              Officer and Director (Principal
                                              Executive Officer)
*  Carl Baker, Jr.                            Director                               December 13, 2002
------------------------------------
 CARL BAKER, JR.

*  George W. Broughton                        Director                               December 13, 2002
------------------------------------
 GEORGE W. BROUGHTON

*  Frank L. Christy                           Director                               December 13, 2002
------------------------------------
 FRANK L. CHRISTY

*  Wilford D. Dimit                           Director                               December 13, 2002
------------------------------------
 WILFORD D. DIMIT

*  Rex E. Maiden                              Director                               December 13, 2002
------------------------------------
 REX E. MAIDEN

*  Robert W. Price                            Director                               December 13, 2002
------------------------------------
 ROBERT W. PRICE

*  Paul T. Theisen                            Director                               December 13, 2002
------------------------------------
 PAUL T. THEISEN

*  Thomas C. Vadakin                          Director                               December 13, 2002
------------------------------------
 THOMAS C. VADAKIN

              Signature                                   Title                               Date
              ---------                                   -----                               ----
*  Joseph H. Wesel                            Chairman of the Board and Director     December 13, 2002
------------------------------------
 JOSEPH H. WESEL

*  John W. Conlon                             Chief Financial Officer and            December 13, 2002
------------------------------------
 JOHN W. CONLON                               Treasurer (Principal Accounting
                                              Officer)
*  Gary L. Kriechbaum                                                                December 13, 2002
------------------------------------          Controller
 GARY L. KRIECHBAUM


* By Robert E. Evans pursuant to Powers of Attorney executed by the directors and executive officers listed above, which Powers of Attorney are filed herewith with the Securities and Exchange Commission.

 /s/ Robert E. Evans
----------------------
Name:  Robert E. Evans
Title: President and Chief Executive Officer and Director

                                INDEX OF EXHIBITS



EXHIBIT NUMBER                      DESCRIPTION                                      EXHIBIT LOCATION
----------------     -----------------------------------------------     ----------------------------------------------
       1.1           Form of Underwriting Agreement.                     Previously filed.


       2.1           Agreement and Plan of Merger, dated as of           Incorporated herein by reference to Exhibit 2
                     November 29, 2002, by and between Peoples           to the Registrant's Current Report on Form
                     Bancorp Inc. and Kentucky Bancshares                8-K, dated December 2, 2002 (File No. 0-16772).
                     Incorporated.

       3.1           Amended Articles of Incorporation of Peoples        Incorporated herein by reference to Exhibit
                     Bancorp Inc. (as filed with the Ohio                3(a) to the Registrant's Registration
                     Secretary of State on May 3, 1993).                 Statement on Form 8-B filed July 20, 1993
                                                                         (File No. 0-16772).

       3.2           Certificate of Amendment to the Amended             Incorporated herein by reference to Exhibit
                     Articles of Peoples Bancorp Inc. (as filed          3(a)(2) to the Registrant's Annual Report on
                     with the Ohio Secretary of State on April 22,       Form 10-K for fiscal year ended December 31,
                     1994)                                               1997 (File No. 0-16772) (the "1997 Form
                                                                         10-K").

       3.3           Certificate of Amendment to the Amended             Incorporated herein by reference to Exhibit
                     Articles of Peoples Bancorp Inc. (as filed          3(a)(3) to the Registrant's 1997 Form 10-K.
                     with the Ohio Secretary of State on April 9,
                     1996).

       3.4           Amended Articles of Incorporation of Peoples        Incorporated herein by reference to Exhibit
                     Bancorp Inc. (reflecting amendments through         3(a)(4) to the Registrant's 1997 Form 10-K.
                     April 9, 1996) [For SEC reporting compliance
                     purposes only - not filed with Ohio Secretary
                     of State].

       3.5           Regulations of Peoples Bancorp Inc.                 Incorporated herein by reference to Exhibit
                                                                         3(b) to the Registrant's Registration
                                                                         Statement on Form 8-B filed July 20, 1993
                                                                         (File No. 0-16772).

       4.1           Indenture, dated as of April 20, 1999,              Incorporated herein by reference to Exhibit
                     between Peoples Bancorp Inc. and Wilmington         4.1 to the Registration Statement on Form
                     Trust Company, as Debenture Trustee, relating       S-4 (Registration No. 333-81251) filed on
                     to Junior Subordinated Deferrable Interest          June 22, 1999 by the Registrant and PEBO
                     Debentures.                                         Capital Trust I (the "1999 Form S-4").

       4.2           Amended and Restated Declaration of Trust of        Incorporated herein by reference to Exhibit
                     PEBO Capital Trust I, dated as of April 20,         4.5 to the 1999 Form S-4.
                     1999.

       4.3           Series B Capital Securities Guarantee               Incorporated herein by reference to Exhibit
                     Agreement, dated as of September 23, 1999,          4(i) of the Registrant's Annual Report on
                     between Peoples Bancorp Inc. and Wilmington         Form 10-K for the fiscal year ended December
                     Trust Company, as Guarantee Trustee, relating       31, 1999 (File No. 0-16772).
                     to Series B 8.62% Capital Securities.

       4.4           Indenture, dated as of April 10, 2002,              Incorporated herein by reference to Exhibit
                     between Peoples Bancorp Inc. and Wilmington         4.1 to the Registrant's Form 10-Q for the
                     Trust Company, as Trustee, relating to              quarterly period ended September 30, 2002
                     Floating Rate Junior Subordinated Debt              (File No. 0-16772) (the "September 30, 2002
                     Securities.                                         Form 10-Q").

EXHIBIT NUMBER                      DESCRIPTION                                      EXHIBIT LOCATION
----------------     -----------------------------------------------     ----------------------------------------------
       4.5           Amended and Restated Declaration of Trust of        Incorporated herein by reference to Exhibit
                     PEBO Capital Trust II, dated as of April 10,        4.2 to the September 30, 2002 Form 10-Q.
                     2002.

       4.6           Guarantee Agreement, dated as of April 10,          Incorporated herein by reference to Exhibit
                     2002, between Peoples Bancorp Inc. and              4.3 to the September 30, 2002 Form 10-Q.
                     Wilmington Trust Company, as Guarantee
                     Trustee, relating to Floating Rate MMCapSSM
                     Capital Securities.

       5.1           Opinion of Vorys, Sater, Seymour and Pease
                     LLP.                                                Filed herewith.

      12.1           Statements re Computation of Ratios.                Previously filed.

      23.1           Consent of Ernst & Young LLP, independent           Previously filed.
                     accountants.

      23.2           Consent of Vorys, Sater, Seymour and Pease          Filed herewith.
                     LLP (included in opinion filed as Exhibit 5.1).

      24.1           Powers of Attorney of Directors and Executive       Previously filed.
                     Officers of Peoples Bancorp Inc. authorizing
                     the signing of their names to this
                     Registration Statement and any and all
                     amendments to this Registration Statement and
                     other documents submitted in connection
                     herewith.